UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

In this report, the term “Knightscope,” “we,” “us,” or “the Company” refers to Knightscope, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

1

Item I. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the (1) unaudited condensed financial statements and the related notes thereto included elsewhere in Item 3 of this report, and (2) the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2018 included in our 2018 Annual Report on Form 1-K.

Overview

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Autonomous Data Machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ADM (“K5”) for primarily outdoor usage, (2) the K3 ADM (“K3”) for indoor usage, and (3) the K1 ADM (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all of its customers, a browser-based interface that allows customers real-time data access. The Company works continuously to improve and upgrade the ADMs and KSOC, and their precise specifications may change over time.

The first version of the Company’s flagship K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The Company began producing the first K1 ADM units during the first quarter of 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Currently, the Company operates on a Machine-as-a-Service )MaaS) business model. Since June 2016, we have recognized recurring monthly revenues averaging between $4,200-$8,300 per ADM per month, which includes the ADM rental as well as maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and select hardware upgrades. Since February 2019, we have been incurring additional monthly costs relating to financing arrangement of our ADMs from Farnam.

Our current primary focus is on the deployment and marketing of our core technologies. We continue to generate customer orders on K1, K3 and K5 ADMs and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. Our ability to fulfill customer orders is dependent on ongoing fundraising including that from the 2019 Regulation A Offering. Without additional fundraising, typically and historically conducted on a rolling base, the Company will not be solvent after October 2019 (see “Liquidity and Capital Resources” section for details).

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our accompanying condensed financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of assets and liabilities at the date of our financial statements. For the Company, these estimates include, but are not limited to: deriving the useful lives of ADMs, determination of the cost of ADMs, assessing assets for impairment, ability to realize deferred tax assets, the valuation of convertible preferred stock warrants, and the valuation of stock options, and contingencies. Actual results could differ from those estimates. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis, we evaluate our estimates, assumptions and judgments and make changes accordingly.

The critical accounting estimates associated with our critical accounting policies, which relate to the useful life of the ADMs, Impairment of Long-Lived Assets and the Estimated Fair Value of Convertible Preferred Stock Warrants are described in our 2018 Annual Report on Form 1-K. Except for accounting policies related to the adoption of FASB ASU No. 2016-02, Leases (Topic 842) (see Note 1), there have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Form 1-K for the year ended December 31, 2018.

2

Trend Information

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. The Company’s ability to fulfill customer demands is dependent on Regulation A Offering financing. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners has increased our reach.

Sales trends for six months ended June 30, 2019 showed strong demand across all of Knightscope’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is extremely lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can typically range from 6 to 18 months, taking into account the customer’s budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

Due to numerous geopolitical events, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on us to improve on our production methods, cost, quality and product features.

3

Results of Operations

The following table sets forth selected condensed statements of operations data. Historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Six months ended June 30,
	2019	2018
Revenue	$1,637,045	$1,255,724
Cost of services	2,457,778	3,478,408
Total gross loss	(820,733)	(2,222,684)

Operating expenses:
Research & development	1,888,987	1,127,565
Sales & marketing	1,368,539	1,583,655
General & administrative	1,037,209	1,212,817
Total operating expenses	4,294,735	3,924,037

Loss from operations	(5,115,468)	(6,146,721)

Other income (expense):
Interest expense, net	(1,347,039)	(147,715)
Other income (expense), net	(35,779)	-
Change in fair value of warrant liabilities	(491,239)	529,767
Total other income (expense)	(1,874,057)	382,052

Net loss before income tax	(6,989,525)	(5,764,669)
Income tax expense	(1,600)	-
Net loss	$(6,991,125)	$(5,764,669)

Revenue

Revenue increased by $0.3 million from $1.3 million for the six months ended June 30, 2018 to $1.6 million, or by 30% for the six months ended June 30, 2019. The increase in revenue was due primarily to an increase in the number of machines the Company had in 2019 when compared to 2018 and higher revenue per machine. As of June 30, 2019, we had 25 customers and 53 machines-in-network. This compares to 32 customers and 45 machines-in-network as of June 30, 2018.

Cost of Services

Cost of services for the six months ended June 30, 2019 was $2.5 million, compared to $3.5 million for the six months ended June 30, 2018, a decrease of 29%. The decrease in cost of services is primarily related to the decrease in deployment costs and maintenance and support costs. Cost of services consists of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits. The largest component of our cost of service is the depreciation of our ADMs over their useful lives, followed by salaries and benefits.

4

Gross Loss

The revenue and cost of services described above resulted in a gross loss for the six months ended June 30, 2019 of $0.9 million, compared to $2.2 million for the comparable period in the prior year. As the business scales and becomes more streamlined, management expects the gross loss to decrease. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we have updated our pricing strategy for 2019 in concert with our channel partners and our client development team, which is expected to increase and enhance our revenue streams. We are also updating our data architecture strategy to minimize connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for cellular connectivity and revisiting contracts with our cellular providers. In addition, our ADM materials sourcing, production, assembly and manufacturing is expected to become more efficient and the costs associated with these processes reduced as we grow and are thus able to negotiate better deals with suppliers and avoid low-volume penalties in connection with making these ADMs. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. Additionally, we believe that with the building of new internal tools, the Company will be much more efficient in deployment timing and resources and alleviating the need for a dramatic increase in headcount. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives.

Research and Development

	Six months ended June 30,
	2019	2018	$ Change	% Change
Research and development	$1,888,987	$1,127,565	$761,422	68%
Percentage of total revenue	115%	90%

Research and development expenses increased by $0.8 million, or 68% for the six months ended June 30, 2019 as compared to the respective period of the prior year. The increase is due to the engineering time and resources reallocation from machine deployments to the ongoing enhancement of the design, functionality, and efficiency of our technology as well as scaling efforts. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in such developments.

Sales and Marketing

	Six months ended June 30,
	2019	2018	$ Change	% Change
Sales and marketing	$1,368,539	$1,583,655	$(215,116)	(14)%
Percentage of total revenue	84%	126%

Sales and marketing expenses decreased by $0.2 million, or 14% for the six months ended June 30, 2019 as compared to the respective period of the prior year. The decrease was due primarily to a decrease in advertising expenditures.

General and Administrative

	Six months ended June 30,
	2019	2018	$ Change	% Change
General and administrative	$1,037,209	$1,212,817	$(175,608)	(14)%
Percentage of total revenue	63%	97%

5

General and administrative expenses decreased by $0.2 million, or 14% for the six months ended June 30, 2019 as compared to the respective period of the prior year. The decrease was primarily driven by lower external consultancy related expenses that we incurred to support our internal financial reporting process. We anticipate that our general and administrative expenses will continue to increase as we continue to grow, expand, and invest in our management team and the ongoing implementation of internal controls over financial reporting and general corporate and legal compliance.

Other Income/(Expense), Net

	Six months ended June 30,
	2019	2018	$ Change	% Change
Interest expense, net	$(1,347,039)	$(147,715)	$(1,199,324)	812%
Other income, net	(35,779)	-	(35,779)
Change in fair value of warrant liabilities	(491,239)	529,767	(1,021,006)	(193)%
Total other income (expense)	$(1,874,057)	$382,052	$(2,256,109)	(591)%

Total other income (expense) increased by $2.3 million, or 591% for the six months ended June 30, 2019 as compared to the respective period of the prior year. The increase is primarily due to the interest expense recorded from revaluation of warrants accounted for as marked-to-market and interest expense recorded as a result of exchange of Series m-3 Preferred Stock for Series m-4 Preferred Stock (see Note 6).

Liquidity and Capital Resources

As of June 30, 2019, and December 31, 2018, we had $0.4 million and $1.4 million, respectively, of cash and cash equivalents. As of June 30, 2019, the Company also had an accumulated deficit of approximately $43.1 million, negative working capital of $2.4 million and stockholders’ deficit of $40.8 million. These factors raise substantial doubt regarding our ability to continue as a going concern. We have financed our operations through a combination of convertible notes financing, debt financing and ongoing rolling close equity investment, including the 2017 and 2019 Regulation A Offerings (described below), private placements of Series m-3 and Series m-2 Preferred Stock and ongoing private placement of Series S Preferred Stock, as well as Farnam financing against a number of our ADMs. We expect to continue generating losses from operations in 2019 and additional fundraising will be required to fund our ongoing operations. As of September 23, 2019, the Company had cash on hand of approximately $0.7 million. The Company has projected operating losses and negative cash flows of approximately $1 million per month for the next several months. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after October 2019. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of one or more of its platforms or discontinue operations completely. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, our independent auditor included an emphasis of matter paragraph expressing substantial doubt about the Company’s ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2018.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	Six months ended June 30,
	2019	2018
Net cash used in operating activities	$(4,108,342)	$(5,988,890)
Net cash used in investing activities	(1,039,079)	(633,066)
Net cash provided by financing activities	4,149,028	1,895,712
Net decrease in cash and cash equivalents	$(998,393)	$(4,726,244)

Net Cash Used in Operating Activities

Cash provided by operating activities is influenced by the amount of cash we invest in personnel, marketing, and infrastructure to support the anticipated growth of our business, the number of customers leasing our ADMs, the amount and timing of accounts receivable collections, as well as the amount and timing of disbursements to our vendors.

Net cash used in operating activities was approximately $4.1 million for the six months ended June 30, 2019. Net cash used in operating activities resulted from net loss of $7.0 million adjusted for non-cash items of $2.5 million, primarily consisting of $0.8 million of depreciation and amortization, $0.5 million of change in fair value of warrants, $0.9 million of change in fair value of Series m-4 Preferred Stock as a result of the exchange from Series m-3 Preferred Stock and $0.2 million of stock-based compensation expenses and offset by changes in working capital.

Net cash used in operating activities for the six months ended June 30, 2019 decreased by $1.9 million as compared to the respective period of the prior year. The decrease was primarily as a result of an increase in net loss of $1.2 million, a change in fair value of issued warrants of $1.0 million, a change in fair value of Series m-4 Preferred Stock of $0.9 million, changes in working capital of $1.0 million partially offset by an increase in depreciation and amortization of $0.1 million and stock-based compensation expenses of $0.1 million.

6

Net Cash Used in Investing Activities

Our primarily investing activities have consisted of capital expenditures and investment in ADMs. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities for the six months ended June 30, 2019 was approximately $1.0 million compared to $0.6 million in the respective period last year, or $0.4 million higher. The increase can be attributed primarily to increased cost of ADMs to meet increased production demands.

Net Cash Provided by Financing Activities

Our financing activities have consisted primarily of raising proceeds through issuing stock, net of repayment of debt and convertible notes financing.

In order to obtain capital to finance our operations, in February 2019 we entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under this Financing Arrangement, we collateralized fifty (50) ADMs and have an initial repayment period of two years for a monthly fee of $121,129 per month plus tax and an option to purchase these ADMs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) we can elect to extend the repayment period for an additional year at a monthly fee of $66,621 per month plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively.

Net cash provided by financing activities was approximately $4.1 million for the six months ended June 30, 2019, primarily driven by $3.0 million in proceeds from Financing Arrangement, $0.9 million from convertible notes financing and $0.9 million in proceeds from issuance of stock that was partially offset by loan repayment of $0.6 million.

Net cash provided by financing activities for the six months ended June 30, 2019 increased by $2.3 million as compared to the respective period of the prior year primarily due to higher proceeds from Financing Arrangement.

Series S Preferred Regulation D Offering

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). We are offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 6 to 15 months. As of June 30, 2019, the Company received net proceeds of approximately $3.4 million through the Regulation D Offering.

Series S Preferred Regulation A Offering

On May 21, 2019 the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), to raise additional capital for operations (the”2019 Regulation A Offering”). The offering statement was qualified by the Securities and Exchange Commission on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering is being conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of the date of this Form 1-SA, the Company raised $0.6 million from this offering.

Regulation A Offering; Issuance of Series m Preferred Stock and Series m-3 Preferred Stock and Related Warrants Issuance of Series m, m-2 and m-3 Preferred Stock; Conversion of Certain Series m Preferred Stock into Series m-2 Preferred Stock and Related Warrants

On January 10, 2017, the Company commenced an offering of up to $20 million of its Series m Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2017 Regulation A Offering”). We offered to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3.00 per share. We concluded all sales of stock pursuant to the 2017 Regulation A Offering in the fourth quarter of 2017. The net proceeds of the sales of our Series m Preferred Stock through the 2017 Regulation A Offering as well as through private placement transactions conducted around the same period, after deduction of total offering expenses and commissions, was $18,172,665. Following the termination of the 2017 Regulation A Offering, the Company raised additional funds in private placements pursuant to Regulation D under the Securities Act (“Regulation D”) through the issuance of its Series m-3 Preferred Stock and warrants to purchase Series m-3 Preferred Stock, which generated net proceeds of $1,438,402 or $3.50 per share during the six month period ended June 30, 2018. In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio.

7

The Company sold shares of its Series m-2 Preferred Stock for $3.00 per share in a private placement pursuant to Regulation D during the six months period ended June 30, 2018 for net proceeds of $999,999 after deduction of total offering expenses.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D, to raise additional capital for operations. We are offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share.

The proceeds of the 2017 Regulation A Offering and private placements of Series m-3, Series m-2 and Series S Preferred Stock have been and will be used to expand our sales nationwide and to further develop our current technology.

In connection with the placement of the Series m-3 Preferred Stock during the six months ended June 30, 2018, the Company issued to the purchasers warrants to purchase an aggregate of 410,972 shares of Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of two years from the date of the warrant, a change of control of the Company, or the initial public offering of the Company.

In connection with the term loan received in May 2018, the Company issued warrants to purchase an aggregate of 77,413 shares of Class B Common Stock. The warrants have an exercise price of $1.26 per share and expire on the earlier of ten years from the date of the warrant, a change of control of the Company, or the initial public offering of the Company.

Convertible Promissory Notes and Series S Preferred Stock Warrants, and the Related Conversion of Certain Series m-3 Preferred Stock into Series m-4 Preferred Stock

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company was obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. On June 10, 2019, the Company issued, to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind (PIK) dividend of 12%, and has certain other preferential rights, including voting rights, as further explained in the Company’s amended and restated certificate of incorporation. Exchange of Series m-3 Preferred Stock for Series m-4 Preferred Stock was inclusive of inducement expenses of $0.9 million (see Note 6 to the condensed financial statements for details). Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for payment in kind (PIK) interest at a rate of 12% per annum, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2019, the Company has issued convertible notes in the aggregate principal amount of $1,009,000 (out of $15,000,000) and warrants to purchase up to 201,800 shares of Series S Preferred Stock to the same convertible note holders. The warrants have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten intital public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act.

In connection with the Convertible Note Financing, William Santana Li, the Chief Executive Officer and sole director of the Company, was granted a voting proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing (the “Voting Proxy”). The votes held by Mr. Li as a result of the conversion of outstanding convertible securities subject to the Voting Proxy cannot be determined as of the date of this Form 1-SA, but the outstanding securities to which the Voting Proxy applies represents approximately 2.96% of the Company’s aggregate voting power.

The Series S Preferred Stock has a right to convert at any time into Class A Common Stock. The initial conversion rate for the conversion is 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the Company’s amended and restated certificate of incorporation, including without limitation as a result of the issuance of warrants to purchase Series S Preferred Stock in connection with the Convertible Note Financing referenced in the paragraph above, which may continue to have closings simultaneously with the Regulation D Offering and 2019 Regulation A Offering of Series S Preferred Stock. As of June 30, 2019, the conversion rate has been adjusted to 1.002506 shares of Class A Common Stock for every 1 share of Series S Preferred Stock.

8

In connection with the placement of the Series m-3 Preferred Stock during the year ended December 31, 2018, the Company issued to the purchasers warrants to purchase an aggregate of 410,972 shares of Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share. In connection with the exchange of the Company’s Series m-3 Preferred Stock into Series m-4 Preferred Stock, the term of these warrants were extended such that the warrants would expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act.

Credit Facilities

In November 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility had an interest rate of prime +8.5% and was scheduled to mature 3 years after closing. It was secured by all of the Company’s assets other than its intellectual property. We used proceeds of the term loan to finance the production of our ADMs in order to meet client order demands. The loan was fully repaid in May 2018.

Additionally, in November 2016, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant to purchase an aggregate of 53,918 Series B Preferred Stock shares. The warrants have an exercise price of $2.0401 per share and expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

In May 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 (the “SVB Loan Facility”). The Company may draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an event of default. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at a floating rate of 1.75% above the prime rate as published in the Wall Street Journal. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The individual term loan will mature in October 2019 and as of December 31, 2018 $250,000 in principal remained outstanding on the loan. The maturity date of the SVB Loan Facility was July 1, 2020. It is secured by all of the Company’s assets other than its intellectual property. The loan was fully repaid in February 2019 in connection with debt received under the Farnam Financing Arrangement described above.

The SVB Loan Facility contains representations, warranties and covenants customary to similar credit facilities. As of December 31, 2018, we have complied with this and all other affirmative and negative covenants in the SVB Loan Facility. In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share and expire on the earlier of ten years from the date of the warrant or a change of control of the Company.

Item 2. Other Information.

None.

9

 Item 3. Financial Statements

KNIGHTSCOPE, INC.

CONDENSED BALANCE SHEETS

	June 30, 2019 (Unaudited)	December 31, 2018 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$360,006	$1,358,399
Restricted cash	200,000	200,000
Accounts receivables	453,379	1,178,625
Prepaid expenses and other current assets	769,830	755,436
Total current assets	1,783,215	3,492,460

Non-current assets:
Autonomous data machines, net	3,565,875	3,311,122
Property and equipment, net	90,320	106,265
Operating lease right-of-use-assets	2,384,415	-
Other assets	319,770	77,650
Total non-current assets	6,360,380	3,495,037

Total assets	$8,143,595	$6,987,497

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,096,495	$751,529
Accrued expenses	331,957	667,880
Operating lease liabilities, current portion	440,094	-
Deferred revenue	595,353	896,138
Debt obligations	1,324,891	198,352
Other current liabilities	423,129	290,624
Total current liabilities	4,211,919	2,804,523

Non-current liabilities:
Debt obligations	1,965,931	-
Preferred stock warrant liability	1,183,777	284,848
Operating lease liabilities, non-current portion	1,944,321	-
Other noncurrent liabilities	53,200	21,280
Total non-current liabilities	5,147,229	306,128

Total liabilities	9,359,148	3,110,651

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 43,405,324 and 25,794,930 shares authorized as of June 30, 2019 and December 31, 2018, respectively, 22,499,502 and 22,387,749 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively; aggregate liquidation preference of $52,280,041 and $46,337,834 as of June 30, 2019 and December 31, 2018, respectively	40,488,463	38,757,215

Stockholders' deficit:
Class A common stock, $0.001 par, 114,000,000 and 80,000,000 shares authorized as of June 30, 2019 and December 31, 2018, respectively, 0 shares issued and outstanding as of June 30, 2019 and December 31, 2018	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized, 10,179,000 shares issued and outstanding as of June 30, 2019 and December 31, 2018	10,179	10,179
Additional paid-in capital	2,260,981	2,060,071
Accumulated deficit	(43,975,176)	(36,950,619)
Total stockholders' deficit	(41,704,016)	(34,880,369)
Total liabilities, preferred stock and stockholders’ deficit	$8,143,595	$6,987,497

See accompanying notes to condensed financial statements.

10

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six months ended June 30,
	2019	2018
Revenue	$1,637,045	$1,255,724
Cost of services	2,457,778	3,478,408
Total gross loss	(820,733)	(2,222,684)

Operating expenses:
Research & development	1,888,987	1,127,565
Sales & marketing	1,368,539	1,583,655
General & administrative	1,037,209	1,212,817
Total operating expenses	4,294,735	3,924,037

Loss from operations	(5,115,468)	(6,146,721)

Other income (expense):
Interest expense, net	(1,347,039)	(147,715)
Other income (expense), net	(35,779)	-
Change in fair value of warrant liabilities	(491,239)	529,767
Total other income (expense)	(1,874,057)	(382,052)

Net loss before income tax	(6,989,525)	(5,764,669)
Income tax expense	(1,600)	-
Net loss	$(6,991,125)	$(5,764,669)

Basic and diluted net loss per common share	$(0.69)	$(0.57)
Weighted average shares used to compute basic and diluted net loss per share	10,179,000	10,179,000

In the opinion of management, all adjustments considered necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to condensed financial statements.

11

 KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2019	2018
Cash Flows From Operating Activities
Net loss	$(6,991,125)	$(5,764,669)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	761,607	637,468
Stock compensation expense	200,910	149,038
Change in warrants fair value	491,239	(529,767)
Exchange of Convertible Preferred Series m-3 for m-4	900,002	-
Amortization of debt discount	122,303	49,481
Amortization of loan fees	11,892	53,153
Loss from damage of autonomous data machines	38,664	74,215
Changes in operating assets and liabilities:
Accounts receivable	725,246	118,105
Other receivable	-	(3,725)
Prepaid expenses and other current assets	(14,394)	26,718
Other assets	(242,120)	5,000
Accounts payable and accrued expenses	344,966	(342,053)
Accrued payroll and related expenses	(321,172)	(298,438)
Deferred revenue	(300,785)	(148,522)
Other current and noncurrent liabilities	164,425	(14,894)
Net cash used in operating activities	(4,108,342)	(5,988,890)

Cash Flows From Investing Activities
Autonomous data machines	(1,022,258)	(600,191)
Purchase of property and equipment	(16,821)	(32,875)
Net cash used in investing activities	(1,039,079)	(633,066)

Cash Flows From Financing Activities
Proceeds from issuance of Series m-3 Preferred Stock offering	-	1,438,402
Payment of issuance costs in Series m Preferred Stock offering	-	(39,033)
Repayments of financing obligations	(4,153)	(8,047)
Proceeds from issuance of Series m-2 Preferred Stock offering	-	999,999
Principal repayments on loan payable	(566,800)	(899,041)
Proceeds from issuance of Series s Preferred Stock offering, net of issuance costs	797,814	-
Proceeds from issuance of convertible notes	922,167	-
Proceeds from issuance of loan payable, net of issuance costs	3,000,000	403,432
Net cash provided by financing activities	4,149,028	1,895,712

Net change in cash and cash equivalents	(998,393)	(4,726,244)
Cash and cash equivalents at beginning of the period	1,558,399	11,563,858
Cash and cash equivalents at end of the period	$560,006	$6,837,614

Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$300,451	$45,335
Cash paid for income taxes	$1,600	$-

Supplemental Disclosure of Non-Cash Financing Activities
Issuance of warrant for Common Stock	$-	$79,645
Issuance of warrants for Preferred Stock	$407,689	$174,641
Series m conversion for Series m-2 stock	$-	$3,982,269
Series m-3 conversion for Series m-4 stock	$3,928,487	$-
Series m-4 accrued dividend	$33,432	-

See accompanying notes to condensed financial statements.

12

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Series m Preferred Stock		Series m-2 Preferred Stock		Series m-3 Preferred Stock		Series m-4 Preferred Stock		Series s Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at December 31, 2018	5,339,215	$13,865,715	1,660,756	$4,982,268	1,449,543	$3,974,432	-	$-	348,637	$2,627,875	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,060,071	$(36,950,619)	$(34,880,369)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200,190	-	200,910

Series m-3 conversion for series m-4 stock	-	-	-	-	(1,432,786)	(3,928,487)	1,432,786	4,828,489	-	-	-	-	-	-	-	-	-	-	-	-	-

Issuance of Series s Preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	111,753	797,814	-	-	-	-	-	-	-	-	-	-	-

Series m-4 accrued dividend	-	-	-	-	-	-	-	33,432	-	-	-	-	-	-	-	-	-	-	-	(33,432)	(33,432)

Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,991,125)	(6,991,125)
	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$4,861,921	460,390	$3,425,689	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,260,981	$(43,975,176)	$(41,704,016)

See accompanying notes to condensed financial statements.

13

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of our proprietary autonomous data machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface. Two of our ADMs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These unaudited condensed financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures have been condensed or omitted pursuant to such rules and regulations. The accompanying Condensed Balance Sheet as of December 31, 2018 is derived from audited financial statements as of that date but does not include all of the information and footnotes required by GAAP for complete statements. The unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the period presented. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to the expected for the year ending December 31, 2019 or for other semiannual periods or for future years. These condensed financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2018 included in the Company’s Annual Report on Form 1-K filed with the SEC. The Company’s significant accounting policies are described in Note 1 to those audited financial statements.

Effective January 1, 2019, the Company adopted the requirements of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) ("Topic 842"), issued by the Financial Accounting Standards Board (“FASB”), as discussed in Note 1 below.

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ADMs (hardware and software).

Cash and cash equivalents on hand was $0.4 million at June 30, 2019, compared to $1.4 million at December 31, 2018. The Company has historically incurred losses and negative cash flows from operations. At June 30, 2019, the Company also had an accumulated deficit of approximately $43.1 million, a negative working capital of $2.4 million and stockholders’ deficit of $40.8 million. The Company is dependent on additional fundraising in order to sustain its ongoing operations. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after October 2019. There can be no assurance that the Company will be successful in raising funds at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance date of these financial statements. Management’s plans include seeking additional financing activities such as issuances of equity, issuances of debt and convertible debt instruments. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through private equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all. These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

Comprehensive Loss

Net loss was equal to comprehensive loss for the six months period ended June 30, 2019 and 2018.

14

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and corresponding amounts of expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

Changes in Significant Accounting Policies

Except for the accounting policies for leases that were updated as a result of adopting Topic 842, there have been no changes to the Company's significant accounting policies described in the Annual Report on Form 1-K for the year ended  December 31, 2018 , that have had a material impact on the Company’s condensed financial statements and related notes.

Leases

The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use (“ROU”) assets are presented separately on the Company's Condensed Balance Sheet. The Company does not have significant finance lease ROU assets or liabilities. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.

The Company’s lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Because the rate implicit in the lease is not readily determinable, the Company generally uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company factors in publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The term of the Company's leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also include options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in Topic 842 occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company's lease contracts often include lease and non-lease components. For facility leases, the Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Accounting Pronouncements Adopted in 2019

On January 1, 2019, the Company adopted FASB ASU No. 2016-02, Leases (Topic 842), which requires recognition of ROU assets and lease liabilities for most leases on the Company’s Balance Sheet. The Company adopted ASU 2016-02 using a modified retrospective transition approach as of the effective date as permitted by the amendments in ASU 2018-11. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for the periods before the date of adoption (i.e., January 1, 2019). The Company elected the package of practical expedients which allows the Company not to reassess (1) whether existing or expired contracts, as of the adoption date, contain leases, (2) the lease classification for existing leases, and (3) whether existing initial direct costs meet the new definition. The Company also elected the practical expedient to not separate lease and non-lease components for its facility leases, and to not recognize ROU assets and liabilities for short-term leases.

15

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

The standard had a material impact on the Company’s Condensed Balance Sheet but did not have a significant impact on its Condensed Statement of Operations or Cash Flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

The adoption of this new standard at January 1, 2019, resulted in the following changes:

•     assets increased by $2.6 million, primarily representing the recognition of ROU assets for operating leases; and

•     liabilities increased by $2.6 million, primarily representing the recognition of lease liabilities for operating leases.

Recent Accounting Pronouncements Not Yet Effective

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements, which expands the disclosure requirements for Level 3 fair value measurements and expands disclosures for entities that calculate net assets value. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company expects to adopt this update effective fiscal first quarter of 2020. The adoption of this amendment is not expected to have a material impact on the Company’s financial statements or disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract , which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company will early adopt this guidance in 2019 and does not expect implementation of this amendment to have a material impact on its financial statements or disclosures.

16

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

ADMs

ADMs consist of materials, ADMs in progress and finished ADMs. ADMs in progress and finished ADMs include materials, labor and other direct and indirect costs used in their production. Finished ADMs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ADMs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4 years. Depreciation expense of finished ADMs included in research and development expense amounted to $0 and $56,245, depreciation expense of finished ADMs included in sales and marketing expense amounted to $48,944 and $36,770, and depreciation expense included in cost of services amounted to $674,742 and $506,663 for the six months ended June 30, 2019 and 2018, respectively.

ADMs, net, consisted of the following:

	June 30, 2019	December 31, 2018
Raw materials	$775,021	$586,529
ADMs in progress	321,394	205,678
Finished ADMs	5,569,616	4,904,397
	6,666,031	5,696,604
Accumulated depreciation on Finished ADMs	(3,100,156)	(2,385,482)

ADMs, net	$3,565,875	$3,311,122

The components of the Finished ADMs, net at June 30, 2019 are as follows:

ADMs on lease with customers	$4,698,910
Demonstration ADMs	513,068
Research and development ADMs	165,201

Charge boxes	192,437
5,569,616
Less: accumulated depreciation	(3,100,156)
Finished ADMs, net	$2,469,460

Share-Based Compensation

Share-based compensation expense resulting from options is measured at the grant date fair value of the award and is recognized using the straight-line attribution method over the vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company estimates the fair value of stock options using the Black-Scholes-Merton option pricing model. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. Compensation expense is recognized net of actual forfeiture activity.

17

NOTE 2: Revenue and Deferred Revenue

Revenue Recognition

The Company derives its revenues primarily from lease of proprietary ADMs along with access to the browser-based interface KSOC through contracts under the lease accounting that typically have a twelve (12) month term. In addition, the Company derives non-lease revenue items such as professional services related to ADMs’ deployments, special decals and training if any, recognized when control of these services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;
•	identification of the performance obligations in the contract;
•	determination of the transaction price;
•	allocation of the transaction price to the performance obligations in the contract; and
•	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as follows:

ADM subscription revenue

ADM subscription revenue is generated from lease of proprietary ADMs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms. These revenue arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes. Currently, all revenue arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

Other revenue

Other non-ADM related revenue such as deployment services, decals and training revenue. Non-ADM revenue is recognized when services are delivered.

NOTE 3: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 6, Capital Stock and Warrants.

18

NOTE 3: Fair Value Measurement (Continue)

The following tables summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of June 30, 2019 and December 31, 2018 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
June 30, 2019
Assets
Cash equivalents:
Money market funds	$1,628	$1,628	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$31,033	$-	$-	$31,033
Warrant liability – Series m-1 Preferred Stock	$101,681	$-	$-	$101,681
Warrant liability – Series m-3 Preferred Stock	$366,444	$-	$-	$366,444
Warrant liability – Series S Preferred Stock	$684,618	$-	$-	$684,618

	Total	Level 1	Level 2	Level 3
December 31, 2018
Assets
Cash equivalents:
Money market funds	$601,465	$601,465	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$39,899	$-	$-	$39,899
Warrant liability – Series m-1 Preferred Stock	$133,481	$-	$-	$133,481
Warrant liability – Series m-3 Preferred Stock	$111,468	$-	$-	$111,468

During the six months period ended June 30, 2019 and 2018, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the six month period ended June 30, 2019, which were measured at fair value on a recurring basis:

Warrant Liability
Balance at December 31, 2018	$284,848
Initial fair value of Series S Preferred Stock warrants	407,689
Loss on revaluation of Preferred Stock warrants	491,239
Balance at June 30, 2019	$1,183,776

NOTE 4:  Debt Obligations

Financing and Capital Lease Obligations

In April 2016, the Company entered into a financing agreement for the purchase of a vehicle. Monthly payments of principal and accrued interest were due throughout the term of the agreement, which matured in March 2019. The outstanding principal and interest amount of $4,152 as of December 31, 2018 was repaid in full in 2019.

19

NOTE 4:  Debt Obligations (Continue)

Loan Payable and Security Agreement

In November 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) for $1,100,000 available to be used for general working capital purposes. The Loan Agreement is collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. The maturity date of each advance under the Loan Agreement is the date that is 36 months following the date the advance is made. Once repaid, the principal amount of the advance may not be re-borrowed. Outstanding borrowings under the Loan Agreement bear interest at 8.5% above the prime rate per annum (13.00% at December 31, 2017). Interest expense on the Loan Agreement during the six months periods ended June 30, 2019 and 2018 was $0 and $44,246, respectively. The loan was fully repaid in May 2018.

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The individual term loan will mature in October 2019 and as of December 31, 2018 $250,000 in principal remained outstanding on the loan. Interest expense on the individual term loan during the six months period ended June 30, 2019 was $1,933. The loan was fully repaid in February 2019.

The Loan Agreement contains representations, warranties and covenants customary to similar credit facilities. To date, the Company has been compliant with this and all other affirmative and negative covenants in the term loan agreement. A warrant for 77,413 shares of Common B Stock was also issued to the lender in conjunction with this Loan Agreement and was recorded within Loan Payable as a debt issuance cost and is being amortized to interest expense using the effective interest method over the term of the loan (see Note 6, Capital Stock and Warrants).

Financing Arrangement

On February 28, 2019 the Company entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under this Financing Arrangement, the Company collateralized fifty (50) ADMs and has an initial repayment period of two years for a monthly fee of $121,129 per month plus tax and an option to purchase these ADMs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) the Company can elect to extend the repayment period for an additional year at a monthly fee of $66,621 per month plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. Interest expense on the Farnam Financing Arrangement during the six months period ended June 30, 2019 was $292,823.

Convertible Note Financing

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company was obligated, to the same group of Convertible Note Financing investors, to exchange their outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for payment in kind (PIK) interest at a rate of 12% per annum, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2019, the Company has issued convertible notes in the aggregate principal amount of $1,009,000. Interest expense on the Convertible Note Financing during the six months period ended June 30, 2019 was $14,751. Warrant for 201,800 shares of Series S Preferred Stock were also issued to the holder of convertible notes and were recorded within Loan Payable as a debt issuance cost and is being amortized to interest expense over the term of the loan (see Note 6, Capital Stock and Warrants).

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NOTE 4:  Debt Obligations (Continue)

The amortized carrying amount of our debt consists of the following:

	June 30, 2019	December 31, 2018
Loan due 2019, net of loan fees and discount	$3,290,822	$194,199
Capital lease obligation	-	4,153
Total debt	3,290,822	198,352
Less: current portion	(1,324,891)	(198,352)
Long-term debt	$1,965,931	$-

The following table presents the scheduled principal payments by fiscal year of all the Company’s outstanding financing arrangements as of June 30, 2019:

Debt Obligations
2019	$1,340,219
2020	836,010
2021	1,515,971
$3,692,200

NOTE 5. Share-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. Upon the termination of the 2014 Plan, all shares granted revert to the 2016 Plan. As of June 30, 2019, 2,607,417 shares were available for future grants under the 2016 Plan.

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NOTE 5. Share-Based Compensation (Continue)

Stock option activity under all of the Company’s equity incentive plans as of June 30, 2019 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	4,167,924	$0.780	6.61
Granted	3,888,500	1.240
Forfeited	(1,634,027)	0.687
Outstanding at June 30, 2019	6,422,397	$1.080	8.58	$580,978

Vested and exercisable at June 30, 2019	1,811,558	$0.720	6.00

The weighted average grant date fair value of options granted during the six months period ended June 30, 2019 was $0.35 per share. There were no option exercises during the six months period ended June 30, 2019. The fair value of the shares subject to stock options that were vested at June 30, 2019 was $615,632. As of June 30, 2019, the Company had unamortized stock-based compensation expense of $1,813,414 that will be recognized over the average remaining vesting term of options of 3.52 years.

The assumptions utilized for option grants during the six months ended June 30, 2019 and 2018 are as follows:

	June 30, 2019	June 30, 2018
Risk-free interest rate	2.30%	2.85%
Expected dividend yield	-%	-%
Expected volatility	49.00%	48.12%
Expected term (in years)	6	6

A summary of stock-based compensation expense recognized in the Company’s condensed statements of operations is as follows:

	Six months ended June 30,
	2019	2018
Cost of services	$10,947	$88,220
Research and development	123,849	40,214
Sales and marketing	19,753	10,237
General and administrative	46,361	10,457
Total	$200,910	$149,038

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NOTE 6: Capital stock and warrants

In May 2019, the Company amended and restated its Certificate of Incorporation. As of June 30, 2019, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”) and Preferred Stock totaling 187,405,324 shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 114,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 43,405,324 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock (“Series A Preferred Stock”), 4,707,501 shares of Series B Preferred Stock (“Series B Preferred Stock”), 6,666,666 shares of Series m Preferred Stock (“Series m Preferred Stock”), 333,334 shares of Series m-1 Preferred Stock (“Series m-1 Preferred Stock”), 1,660,756 shares of Series m-2 Preferred Stock (“Series m-2 Preferred Stock”), 3,490,658 shares of Series m-3 Preferred Stock (“Series m-3 Preferred Stock”), 13,108,333 shares of Series s Preferred Stock (“Series s Preferred Stock”) and 4,502,061 shares of Series m-4 Preferred Stock (“Series m-4 Preferred Stock”).

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

Effective December 23, 2016, the Company was qualified by the SEC to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million through the Regulation A offering as well as from private placement transactions. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and the first half of 2018, respectively, par value $0.001 per share, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the first half of 2018, respectively.

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). The Company is offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 6 to 15 months. As of June 30, 2019, the Company received net proceeds of approximately $3.4 million through the Regulation D Offering.

In June 2019, the Company issued to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind (PIK) dividend of 12%, and has certain other preferential rights, including voting rights. Due to higher seniority and different terms of Series m-4 Preferred Stock compared to Series m-3 Preferred Stock, this exchange resulted in an increase in fair value of Series m-4 Preferred Stock exchanged from Series m-3 Preferred Stock of $900,002 that was recorded as interest expense on the exchange date.

All classes of preferred stock have a par value of $0.001 per share.

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NOTE 6: Capital stock and warrants (Continue)

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock. Each share of Series m, Series m-1 and Series m-3 Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding and voting as a single class on an as-converted basis.

The holders of the Series A, Series B, Series m and Series m-3 Preferred Stock are entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted at the record date for a vote, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the common stockholders. Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the preferred stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes.

Ordinary Preferred Stock

The Company has authorized the issuance Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-3 Preferred Stock, the Series m-4 Preferred Stock and the Series S Preferred Stock (the “Ordinary Preferred Stock”), which contains substantially similar rights, preferences, and privileges, as other series of Preferred Stock, except as described below.

Conversion Rights

Shares of Ordinary Preferred Stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company’s Class A Common Stock at the then-applicable conversion rate. At the date of this Form 1-SA, the conversion rate for the Ordinary Preferred Stock other than Series S Preferred Stock is one share of Class A Common Stock, as applicable, per one share of Ordinary Preferred Stock. At the date of this Form 1-SA, the conversion rate for the Series S Preferred Stock is one share of Class A Common Stock per one share of Series S Preferred Stock. The conversion rate is subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Class A Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock, except Series m-3 Preferred Stock, in case shares of common stock, on an as converted basis, are issued for a price per share below the price per share of the relevant series of Preferred Stock, subject to customary exceptions, in accordance with the Company’s amended and restated certificate of incorporation.

The Series S Preferred Stock has a right to convert at any time into Class A Common Stock. The initial conversion rate for the conversion is 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the Company’s certificate of incorporation, including without limitation as a result of the issuance of warrants to purchase Series S Preferred Stock in connection with the Convertible Note Financing referenced above, which may continue to have closings simultaneously with this Offering.

Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock or Class B Common Stock, as applicable, (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act, (ii) with respect to Preferred Stock other than the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Each holder of Ordinary Preferred Stock is entitled to that number of votes equal to the number of votes of shares of Class A Common Stock into which such shares are convertible. This means that, at the time of qualification of the Offering Statement by the Securities and Exchange Commission, holders of Ordinary Preferred Stock shall be entitled to one vote for each share of Preferred Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Ordinary Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy.

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NOTE 6: Capital stock and warrants (Continue)

Dividends Rights

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively (each such period, a “Dividend Period” and each such date, a “Dividend Payment Date”), at the rate per share of Series m-4 Preferred Stock equal to the Dividend Rate for the Series m-4 Preferred Stock, in each case subject to compliance with applicable law. Dividends to holders of Series m-4 Preferred Stock are paid in kind as a dividend of additional shares of Series m-4 Preferred Stock (“PIK Dividends”) for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the original issue price; provided that the Company shall not issue any fractional shares of Series m-4 Preferred Stock.

Except as described above, the Company has no obligation to pay any dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the Board of Directors out of any assets at the time legally available therefor or as otherwise specifically provided in our amended and restated certificate of incorporation. No distribution will be made with respect to the Series S Preferred Stock, the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock, Series m-3 Preferred Stock or the Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stock holders.

Right to receive Liquidation Distributions

In the event of any Liquidation Event, as defined in the Company’s amended and restated certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series S Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

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NOTE 6: Capital stock and warrants (Continue)

The holders of Series m-3 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

Super Voting Preferred Stock

The Company has authorized the issuance of three other series of Preferred Stock. The series are designated Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (the “Super Voting Preferred Stock”). Each series of Super Voting Preferred Stock contains substantially similar rights, preferences, and privileges, except as described below.

Dividend Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except dividends to Series m-4 Preferred Stock specified above, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

No distributions shall be made with respect to the Series S Preferred Stock, the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series m-4 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared or accrued dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stock holders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stock holders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid or set aside for payment to the Series B Preferred Stock holders, the Series m Preferred Stock holders, the Series m-1 Preferred Stock holders and the Series m-2 Preferred Stock holders, as applicable.

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NOTE 6: Capital stock and warrants (Continue)

No Distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stock holders.

No Distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stock holders.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Preferred Stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company’s Class A Common Stock or Class B Common Stock at the then-applicable conversion rate. Any shares of Super Voting Preferred Stock shall be convertible to shares of the Company’s Class B Common Stock. Any share of Preferred Stock convertible to shares of Class B Common Stock that has been transferred for any reason other than for tax planning purposes and certain other limited exceptions, as outlined in the Company’s amended and restated certificate of incorporation, shall become convertible into shares of Class A Common Stock. At the date of this Form 1-SA, the conversion rate for both the Series A Preferred Stock and the Series B Preferred Stock is one share of Class A Common Stock or Class B Common Stock, as applicable, per one share of Preferred Stock. The conversion rate is subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Class A Common Stock or Class B Common Stock, as applicable, issuable upon conversion of the shares of the respective series of Preferred Stock.

Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock or Class B Common Stock, as applicable, (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act, (ii) with respect to Preferred Stock other than the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Each holder of Preferred Stock is entitled to that number of votes equal to the number of votes of shares of Class A Common Stock or Class B Common Stock, as applicable, into which such shares are convertible. This means that, at the date that the Securities and Exchange Commission qualifies this Offering Statement, holders of Super Voting Preferred Stock shall be entitled to ten votes for each share held. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy.

Preemptive Rights

The Company has granted one investor in its Series m Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder immediately prior to the filing of the Offering Statement is less than 1% of the fully-diluted capitalization of the Company.

Right to Receive Liquidation Distributions

In the event of a Liquidation Event, the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of: (A) the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

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NOTE 6: Capital stock and warrants (Continue)

The holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of Preferred Stock, as outlined above, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock.

Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both preferred stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

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NOTE 6: Capital stock and warrants (Continue)

Common Stock

Pursuant to the amended and restated certificate of incorporation filed in December 2016, all shares of common stock outstanding were converted to Class B Common Stock. The holders of common stock have liquidation rights to receive any of the Company’s remaining assets on a pro-rata basis only following full payment of the preferential amounts payable with respect to convertible preferred stock. Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share.

Warrants

On April 10, 2015, the Company issued warrants to purchase 44,500 shares of common stock in connection with the 2015 Loan Agreement (that matured in October 2016). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants using the Black-Scholes option pricing model and determined that the fair value of the warrant was de minimis. As a result, the Company did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

On November 7, 2016, the Company issued warrants to purchase 53,918 shares of Series B Preferred Stock in connection with a Loan and Security Agreement (see Note 4 – Debt Obligations). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in a Qualified IPO of the Company, (3) the Regulation A Price, or (4) $2.0401 per share. The warrants issued qualify as liability instruments as the warrants are exercisable into Series B Preferred Stock, which are redeemable upon a change of control or any liquidation or winding up of the Company, whether voluntary or involuntary. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

On February 8, 2017, the Board of Directors approved the issuance of a warrant to the Company’s exclusive placement agent in connection with the Regulation A Issuer Agreement between the Company and the placement agent as partial consideration for services rendered in connection with the Company’s Regulation A offering in which the Company sold Series m Preferred Stock. The warrant was for the purchase of up to 5% of the number of securities issued (or issuable) to prospects in the Regulation A offering or up to a maximum of 317,460 shares of Series m Preferred Stock at an exercise price equal to the price per share paid by the prospects in the offering. The expiration date of the warrant is five years from the qualification of the offering with the SEC. On December 17, 2017, the measurement date, the Company issued the Series m-1 warrant to the placement agent for the right to purchase 266,961 shares of the Company’s Series m-1 Preferred Stock at an exercise price of $3.00 per share with an expiration date of December 23, 2021. The Company currently has no shares of Series m-1 Preferred Stock issued or outstanding. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-1 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Regulation A offering. The Series m-1 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

On December 19, 2017, the Company issued warrants in connection with the Company’s Series m-3 financing under Regulation D to purchase an aggregate of 1,038,571 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

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NOTE 6: Capital stock and warrants (Continue)

On January 16, 2018, March 16, 2018, and June 20, 2018, the Company issued warrants in connection with the Company’s Series m-3 financing to purchase an aggregate of 410,972 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

In connection with the Term Loan Agreement entered into in May 2018 (see Note 4 – Debt Obligations), the Company issued a warrant to purchase 77,413 shares of Class B Common Stock. The warrant has an exercise price of $1.26 per share and expires on the earlier of ten years from the date of the warrant and is subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. The Company determined the fair value of this warrant using the Black-Scholes option pricing model. The fair-value of the Series B warrant of $79,645 was recorded as a discount to the underlying loan at the execution date of the Term Loan Agreement resulting in the recognition of interest expense in the amount of $6,250 during the six months ended June 30, 2018.

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company was obligated to exchange its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. As of June 30, 2019, the Company has issued warrants to purchase up to 201,800 shares of Series S Preferred Stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series S Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to Convertible Note. The Series S warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock. On June 10, 2019, the Company issued 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock.

NOTE 7:  Income Taxes

The Company's semiannual provision for income taxes is based on an estimated annual income tax rate. The Company's semiannual provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effect of changes in tax laws or rates, in the semiannual period in which they occur. The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence, the Company does not believe it is more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of June 30, 2019 and December 31, 2018. The Company intends to maintain the full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts Jobs Act (the “Tax Act”). The Act reduces the federal corporate income tax rate from 35 percent to 21 percent, effective January 1, 2018, for all corporations. Under ASC 740-10-25-47, Companies are required to recognize the effect of a change in tax laws or rates as of the date of enactment, regardless of their year-end. As such, the Company revalued its US deferred tax assets at the end of 2017 at 21%. Per the 2017 year end provision calculations the reduction to DTAs was approximately $3.0 million, this was completely offset by a corresponding reduction to the valuation allowance.

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NOTE 7:  Income Taxes (Continue)

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides a measurement period of up to one year from the enactment date of the Tax Act for companies to complete the accounting for the Tax Act and its related impacts. The income tax effects of the Tax Act for which the accounting were incomplete at year-end included the impact of the transition tax, the revaluation of deferred tax assets and liabilities to reflect the 21% corporate tax rate, and the impact to state income taxes on these items. The Company has completed their accounting for the income tax effects under the Tax Cuts and Jobs Act (the "Act") that are relevant to the Company and required to be recorded and disclosed pursuant to FASB ASC 740, Income Taxes. Accordingly, and all provisional amounts previously recorded in accordance with SEC Staff Accounting Bulletin No. 118 have been adjusted to reflect their final amounts.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company's net operating loss carryforwards, all tax years since inception remain subject to examination by federal and California tax authorities. The Company is not currently under audit in any major tax jurisdiction.

NOTE 8: Related parties and related party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ADMs. The Company has paid to Konica Minolta $219,179 and $519,944 in service fees for the six month period ended June 30, 2019 and year ended December 31, 2018, respectively. The Company had payables of $52,585 and $44,638 owed to Konica Minolta as of June 30, 2019 and December 31, 2018, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

As of June 30, 2019, the components of leases and lease costs are as follows:

June 30, 2019
Operating leases
Operating lease right-of-use assets	$2,384,415

Accrued liabilities	$53,200
Operating lease liabilities	2,384,415
Total operating lease liabilities	$2,437,615

As of June 30, 2019, future minimum operating lease payments for each of the next five years and thereafter is as follows:

Years ending December 31,	Amount
2019 (remaining)	$346,850
2020	717,640
2021	733,600
2022	749,560
2023	506,800
Total future minimum lease payments	3,054,450
Less - Interest	(670,035)
Present value of lease liabilities	$2,384,415

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NOTE 9: Commitments and contingencies (Continue)

Legal matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of June 30, 2019 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with customers which generally include certain provisions for indemnifying customers against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at June 30, 2019.

Other matters

As part of the Protecting Americans from Tax Hikes Act of 2015 (the PATH Act), certain eligible companies have the ability to convert a portion of their research tax credits to offset payroll tax liabilities. As of June 30, 2019 the Company converted $432,000 of its federal research and development credits to be utilized as an offset against future payroll taxes of which $220,000 is included in prepaid expenses and other current assets and $212,000 is included in other assets in the Company’s balance sheet with an offset to cost of payroll services. Due to the uncertainty around the realization of the credit, the Company recorded a reserve of $64,800 against the anticipated benefit.

NOTE 10: Subsequent events

On July 10, 2019 the Company issued additional convertible notes in the principal amount of $363,000 and warrants to purchase up to 72,600 shares of Series S Preferred Stock under the Convertible Note Financing.

On July 22, 2019, the Company was qualified by the SEC to commence an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A to raise additional capital for operations (the “2019 Regulation A Offering”). The Company is offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. For clarity, the 2019 Regulation A Offering is being conducted simultaneously with the Regulation D Offering for aggregated proceeds of $50 million. Consistent with prior financings by the Company, the 2019 Regulation A Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. Subsequent to June 30, 2019 and through September 27, 2019, the Company raised $0.6 million from 2019 Regulation A Offering.

On July 23, 2019, the Company issued a warrant to purchase 1,500,000 shares of its Series S Preferred Stock, par value $0.001 per share (the “Warrant”), to Proud Productions LLC (“Proud”) pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement, dated as of July 22, 2019 (the “Purchase Agreement”). The Warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The Warrant was issued in connection with an upcoming television series to be produced by Proud featuring the Company’s products (the “Series”). Discussions have also involved other potential revenue streams and opportunities relating to the Series.

Management has evaluated subsequent events through September 27, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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Item 4. Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended and Restated Certificate of Incorporation	Incorporated by reference from Form 1-A/A	2.1	July 18, 2019
2.2	Bylaws	Incorporated by reference from Form 1-A/A	2.2	December 7, 2016
3.1	Note and Warrant Purchase Agreement	Incorporated by reference from Form 1-A/A	3.1	July 18, 2019
3.2	Convertible Promissory Note	Incorporated by reference from Form 1-A/A	3.2	July 18, 2019
3.3	Warrant to Purchase Series S Preferred Stock	Incorporated by reference from Form 1-A/A	3.3	July 18, 2019
3.4	Lease Agreement with Farnam Street Financial, Inc. dated February 8, 2019 (the “Farnam Agreement”)	Incorporated by reference from Form 1-A/A	3.4	July 18, 2019
3.5	Exhibits and Schedules to the Farnam Agreement	Incorporated by reference from Form 1-A/A	3.5	July 18, 2019
3.6	Form of Exchange Agreement for purchasers of Series m-4 Preferred Stock	Incorporated by reference from Form 1-A/A	3.6	July 18, 2019
3.7	Form of Voting Proxy	Incorporated by reference from Form 1-A/A	3.7	July 18, 2019
3.8	Distribution Assignment and Warrant Purchase Agreement with Proud Productions LLC, dated July 22, 2019	Incorporated by reference from Form 1-U	3.1	July 29, 2019
3.9	Warrant to Purchase Series S Preferred Stock with Proud Productions LLC, dated July 23, 2019	Incorporated by reference from Form 1-U	3.2	July 29, 2019
4.1	Form of Subscription Agreement for existing holders of Series S Preferred Stock	Incorporated by reference from Form 1-A/A	4.1	July 18, 2019
4.2	Form of Subscription Agreement for purchasers of Series S Preferred Stock under Regulation A	Incorporated by reference from Form 1-A/A	4.2	July 18, 2019
6.1	2014 Equity Incentive Plan	Incorporated by reference from Form 1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	Incorporated by reference from Form 1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement dated as of May 23, 2018, as amended	Incorporated by reference from Form 1-U	6.1	June 4, 2018
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company	Incorporated by reference from Form 1-SA	6.4	September 29, 2017
6.5	Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018	Incorporated by reference from Form 1-K	6.5	April 30, 2018
8.1	Escrow Services Agreement among Prime Trust, LLC, the Company and Maxim Group LLC dated as of July 17, 2019	Incorporated by reference from Form 1-A/A	8.1	July 18, 2019
11.1	Independent Auditor’s Consent	Incorporated by reference from Form 1-A/A	11.1	July 18, 2019

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on September 27, 2019.

Knightscope, Inc.

/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li

By William Santana Li, as Chief Executive Officer and Sole Director

Date: September 27, 2019

/s/ Marina Hardof

By Marina Hardof, as Chief Financial Officer and Principal Accounting Officer

Date: September 27, 2019

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